Filed by Nextel Communications, Inc.
Pursuant to Rule 425 under the Securities Act of
1933 and Deemed Filed under Rule 14a-12 of the
Securities Exchange Act of 1934

Subject Company: Nextel Communications, Inc.
Commission File No. 0-19656

THE FUTURE OF COMMUNICATIONS
STARTS TODAY

Sprint and Nextel have just announced that we are merging to form America’s premier communications company for one simple reason: to serve you better.

Together, we will be able to offer new and better products and services to meet your needs...both now and in the future. Wireless and wireline...push to talk...voice and data...broadband wireless and global IP services. Building strength on strength, Sprint Nextel will be able to deliver exactly what customers want.

Together, Sprint and Nextel will also be able to better serve the needs of all of our vital constituencies:

• Our customers, who will be able to select a competitive provider that meets their evolving needs.

• Our employees, who will be working for a company with the vision and strength to compete in a dynamic environment.

• Our business partners, who will have a communications provider of choice, creating expanded opportunities for them.

• Our shareholders, who will own equity in a company with a superior growth profile and will own an interest in the largest independent local telephone company in the United States, which generated revenues of more than $6 billion over the past four quarters.

As separate companies, we were pleased to meet your communications needs for today and for tomorrow. As Sprint Nextel, America’s premier communications company, we will soon be able to do even more for you.

/s/ Gary Forsee Gary Forsee Chairman & CEO Sprint	/s/ Tim Donahue Tim Donahue President & CEO Nextel Communications

Forward Looking Statements. A number of the matters discussed in this message that are not historical or current facts deal with potential future circumstances and developments, in particular, information regarding the new company, including expected synergies resulting from the merger of Sprint and Nextel, combined operating and financial data, future technology plans, and whether and when the transactions contemplated by the merger agreement will be consummated. The discussion of such matters is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from actual future experience involving any one or more of such matters. Such risks and uncertainties include: the failure to realize capital and operating expense synergies; the result of the review of the proposed merger by various regulatory agencies, and any conditions imposed on the new company in connection with consummation of the merger; approval of the merger by the stockholders of Sprint and Nextel and satisfaction of various other conditions to the closing of the merger contemplated by the merger agreement; and the risks that are described from time to time in Sprint’s and Nextel’s respective reports filed with the SEC, including each company’s annual report on Form 10-K for the year ended December 31, 2003 and quarterly report on Form 10-Q for the quarter ended September 30, 2004 as such reports may have been amended. This message speaks only as of its date, and Sprint and Nextel each disclaims any duty to update the information herein.
Additional Information and Where to Find It. This message may be deemed to be solicitation material in respect of the combination of Sprint and Nextel. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SPRINT AND NEXTEL SHAREHOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION

STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Sprint and shareholders of Nextel. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Sprint Investor Relations at 800-259-3755 option 1, or from Nextel Investor Relations at 703-433-4300.
Participants In Solicitation. Sprint, Nextel and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the merger. Information concerning Sprint’s participants is set forth in the proxy statement, dated March 16, 2004, for Sprint’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Information concerning Nextel’s participants is set forth in the proxy statement, dated April 2, 2004, for Nextel’s 2004 annual meeting of shareholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of participants of Sprint and Nextel in the solicitation of proxies in respect of the merger will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.